UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August 2014

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on August 26, 2014: Jacada Extends Agreement with Major Communications and Media Provider to Enhance Sales Agent Solution

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SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	August 26, 2014
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Jacada Extends Agreement with Major Communications and Media Provider to Enhance Sales Agent Solution

Material deal established to develop additional functionality of Jacada's sales desktop capability within the organization

ATLANTA--(BUSINESS WIRE)--August 26, 2014--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that it has been requested to extend its relationship with one of the largest US-based communications providers for the implementation of a new sales agent’s desktop project. The Jacada solution is expected to simplify order entry, reduce average call handling time, and cut agent training time to improve the customer purchase experience.

The expansion of the project will allow development of additional functionality used by sales agents that encompass Jacada technologies such as Jacada WorkSpace Agent Desktop, Jacada WorkFlow for business process management, and Jacada HostFuse for backend system integration. The project also serves to extend the life, reach, and reusability of legacy systems.

“The new contract, which strengthens our relationship within this organization, confirms our value as a partner and the innovation our technology brings to their outbound and inbound sales centers,” said Guy Yair, co-chief executive officer of Jacada. “The strength and agility of our Agent Desktop stands upon Jacada’s business process and automation system tools to create an optimized purchase experience. We appreciate the opportunity to continue to support this major communications enterprise in simplifying their customer interactions.”

About Jacada

Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service and visual IVR solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada, Inc.
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com